April 15, 2009

Via: Facsimile and EDGAR Securities and Exchange Commission Division of Corporate Finance Mail Stop 7010 100 F Street, NE Washington, D.C. 20549 Attention: Douglas Brown

Re:

Responses to the Securities and Exchange Commission
Staff Comments dated March 20, 2009, regarding
Timberline Resources Corporation
Registration Statement on Form S-1
Filed February 27, 2009
Form 10-KSB for the Fiscal Year Ended September 30, 2008
Filed December 30, 2008
File No. 333-157607

Ladies and Gentlemen:

Timberline Resources Corporation (the “Company”) hereby respectfully submits this letter as response to the staff’s comments set forth in the March 20, 2009 letter regarding the above-referenced Form S-1 (File No. 333-157607) and Form 10-KSB and Form 10-Q (File No. 001-34055) for the Company.  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in past and future filings.  We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented should not be taken as an admission that prior disclosures were in any way deficient.  We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Please note that, for your convenience, we have included as Appendix A hereto, the proposed change pages for our Form S-1 (“S-1/A”), Form 10-KSB (“10-KSB/A”) and Form 10-Q (10-Q/A”).  Time sensitive information in the S-1/A that is not relevant to the responses herein will be updated and inserted in the S-1/A upon filing.

Our responses are as follows:

April 15, 2009

Registration Statement on Form S-1

General

Staff Comment No. 1.

To the extent you make changes in your Form 10-KSB and 10-Q in response to the comments below, please make conforming changes to your Form S-1, as applicable.  Further, all comments relating to the staff's open review of your periodic filings will need to be resolved prior to our recommending acceleration of effectiveness of your registration statement.

Company Response:

The Company has ensured that the Form S-1 is conformed to all changes made in our Form 10-KSB and 10-Q in response to the staff’s comments, as applicable.  Please note the proposed S-1/A change pages, the proposed 10-KSB/A and the proposed 10-Q/A change pages attached hereto as Appendix A.

Selling Security Holders Information, page 15

Staff Comment No. 2.

We note that in your selling shareholder table, Ronald M. and Stacey L. Quill beneficially own 8,889,889 common shares.  Also, we note that in your beneficial ownership table, on page 92, Ron Guill is the beneficial owner of 5,556,556 common shares.  Please revise your disclosure to uniformly describe the number of shares beneficially owned by Mr. Quill.  Also, clarify why Stacey L. Guill is listed on page 15 but not page 92.

Company Response:

The Company has revised the selling shareholder table on page 15 and the beneficial ownership table of page 92 to uniformly report the number of shares beneficially owned by Mr. Ronald Guill.  The Company has also added a footnote to the beneficial ownership table on page 92 to reflect the relationship between Mr. Guill and Stacey L. Guill.  Please note the proposed S-1/A change pages and the proposed 10-KSB/A change pages attached hereto as Appendix A.

Mine Services, Page 77

Staff Comment No. 3.

We note your reference to "a significant liability on [your wholly owned subsidiary's] balance sheet related to unpaid delinquent payroll taxes" and the initiation of an investigation by the IRS.  Please expand your disclosure in your Form S-1 and Form 10-K to i) explain the facts and circumstances that led to the delinquency in your payment of payroll taxes, ii) quantify the amount you have accrued for this delinquency as of September 30, 2008 and iii) identify the estimated amount of any penalties you may incur on the underpayment of payroll taxes.  Further, please include reference to this matter in a risk factor in your Form S-1, or tell us why you do not believe it is appropriate to do so.

April 15, 2009

Company Response:

The Company has expanded its disclosure in its Form 10-KSB to clarify the facts and circumstances that led to the delinquency in payment of payroll taxes, quantify the amount Timberline Drilling owes for our delinquency as of the year ended September 30, 2008, and to disclose the amount due in interest and penalties on such amounts.  The Company has also added such disclosure to its Form S-1, updated to the most recent practicable date, and has added a risk factor regarding the matter.  Please note the proposed S-1/A change pages and the proposed 10-KSB/A change pages attached hereto as Appendix A.

Financial Condition and Liquidity, page 79

Staff Comment No. 4.

We note your statement that "Management believes that it has sufficient working capital to meet the Company's ongoing operating expenses for the next 12 months." Given your working capital deficiency at September 30, 2008 and December 31, 2008, please disclose in your Form S-1 and Form 10-K the deficiency, as well as either i) your proposed remedy, ii) that management has not decided on a remedy, or iii) that management is currently unable to address the deficiency.  Further, please enhance the discussion of your financial condition and liquidity to provide a clear picture of your ability to generate cash and to meet existing and known or reasonably likely future cash requirements.  In this regard, merely stating that you have adequate resources to meet your short-term cash requirements is insufficient unless no additional more detailed or nuanced information is material.  Please refer to Section 501.13 of the Financial Reporting Codification for further guidance.

Company Response:

The Company has updated its disclosure in it Form 10-KSB and Form S-1 to more fully explain the Company’s working capital situation, expected expenditures in the next 12 months, and how the Company plans to meet its working capital requirements.  Please note the proposed S-1/A change pages and the proposed 10-KSB/A change pages attached hereto as Appendix A.

Form 10-KSB for the Fiscal Year Ended September 30, 2008

Management’s Discussion and Analysis, page 26

Consolidated Statements of Operations, page 38

Staff Comment No. 5.

Please confirm, if true, that you include deprecation relating to property, plant and equipment in your determination of Gross Profit, or otherwise advise.  Please refer to SAB Topic 11:B, which can be found on our website at: http://www.sec.gov/interps/account/sabcodet11.htm#11b.

Company Response:

The Company’s depreciation relating to property, plant and equipment is included in its determination of Gross Profit, with the exception of an immaterial portion of depreciation relating to assets that are not directly used to generate revenues.

April 15, 2009

Note 2.  Summary of Significant Accounting Policies, page 43

Revenue Recognition, page 44

Staff Comment No. 6.

We note your revenue recognition accounting policy disclosure that states "Generally, the Company recognizes drilling service revenues as the drilling services are provided to the customer based on the actual amount drilled for each contract."  Please expand your disclosure to clarify when your revenues are earned and how you determine the amount to report as revenue.  In this regard, please explain the nature of your drilling services contracts and describe the accounting principles you follow and the methods you use in applying those principles to those contracts, so that your disclosure encompasses the important judgments made by management relating to recognition of revenue, as completed by paragraph 12 of APB 22.  Please also disclose your policy for accounting for loss contracts, if applicable.

Company Response:

The Company has expanded its disclosure in its Form 10-KSB and Form S-1 to clarify when revenues are earned and how the Company determines the amount to report as revenue.  Please note the proposed S-1/A change pages and the proposed 10-KSB/A change pages attached hereto as Appendix A.

Staff Comment No. 7.

In addition, please expand your disclosure to explain your policy for accounting for "mobilization and "stand by" costs when the Company deploys its personnel and equipment to a specific drilling site, but for reasons beyond the Company's control, drilling activities are not able to take place.

Company Response:

The Company has expanded its disclosure in its Form 10-KSB and Form S-1 to clarify its policy for accounting for “mobilization and “stand by” costs.  Please note the proposed S-1/A change pages and the proposed 10-KSB/A change pages attached hereto as Appendix A.

Note 5.  Bridge Loan Financing, page 49

Staff Comment No. 8.

We note you entered into an $8,000,000 bridge loan on June 24, 2008 that subsequently matured on October 31, 2008.  Based on the facts and circumstances surrounding this bridge loan and your subsequent payment of the balance on October 31, 2008, please explain why you classified this amount as a long-term liability as of September 30, 2008.

Company Response:

The Company’s classification of the $8,000,000 bridge loan as a long-term liability was made in accordance with meeting the conditions in FAS 6, paragraphs 10 and 11.  The Company intended to refinance the obligation on a long term basis (paragraph 10) and this intention was supported by the refinancing of the short-term obligation with both a $5M long-term obligation and a $5M issue of equity

April 15, 2009

after the date of the Company’s balance sheet but before that balance sheet was publicly issued (paragraph 11).

Staff Comment No. 9.

We note from your disclosure that you recorded a discount on the face value of the bridge loan of $484,800.  Please tell us how this is reflected on your consolidated balance sheets on page 37.  In this regard, we note you present a bridge loan financing balance in long-term liabilities for the full amount of the loan, totaling $8,000,000.

Company Response:

The unamortized discount of the face value of the bridge loan was $202,550 at September 30, 2008.  This amount was not netted against the amount of the bridge loan on the balance sheet.  Instead, it was disclosed in current assets as deferred financing costs.

Form 10-Q for the Fiscal Quarter Ended December 31, 2008

Consolidated Statements of Operations, page 6

Staff Comment No. 10.

We note you present stock-based compensation as a separate component of operating expenses, titled “Non cash compensation expense.”  Please modify your presentation to include the expense related to share-based payment arrangements in the same line item or lines as cash compensation paid to the same employees.  Refer to SAB Topic 14:F for further guidance.

Company Response:

The income statement and related note disclosures in Form 10-Q have been revised to include non-cash compensation expense in salaries and benefits as they were in previous filings.  Please note the proposed S-1/A change pages and the proposed 10-Q/A change pages attached hereto as Appendix A.

Note 5.  Long-Term Debt, page 11

Staff Comment No. 11.

We note you issued a long-term convertible note in exchange for $5 million from SMD and that this note contains a feature that allows SMD to convert the note into shares of your common stock at $1.50 per share and that SMD "may also convert all or any portion of the outstanding amount under the Convertible Term Note into any equity security other than the Company's common stock issued by the Company at the issuance price." Based on your disclosure, please address the following:

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Tell us and disclose how you considered and applied the accounting guidance of FAS 133 and EITF 00-19, as applicable, for your outstanding convertible note with embedded conversion features.  For further guidance on this topic, please refer to Item II.B of the Current Accounting and Disclosure Issues in the Division of Corporation Finance concerning the classification and measurement of warrants and

April 15, 2009

embedded conversion features, located on our website at the following address: http://www.sec./gov/divisions/corpfin/cfacctdisclosureissues.pdf.

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Please address how you considered the feature that SMD may "convert all or any portion of the outstanding amount under the Convertible Term Note into any equity security other than the Company's common stock issued by the Company at the issuance price.”

Company Response:

Management has reviewed the guidance in paragraphs 11(a) and 12(c) of FAS 133, as well as EITF 00-19.  There is no feature of the term note that resets the conversion price into common shares of the Company from anything other than $1.50 per common share and management believes the conversion feature into common shares of the Company is a conventional convertible instrument.

The convertible note does additionally contain a feature that allows SMD to convert all or any portion of the outstanding note amount into any equity security other than the Company’s common stock should any such equity feature be issued in future periods.  The determination to issue other types of equity security is solely within the control of management and the Company’s board of directors.  Neither management nor the Company’s board of directors has plans to issue any equity securities other than common stock of the Company during the term of the note.  Even if any equity securities other than common stock were issued, the terms of the convertible note would allow SMD to convert any or all of the outstanding balance into that “other security” at whatever the issuance price at that time would be, which would be assumed to be an arm’s length fair value determined by the market for the “other security”.  The pricing of this “other security” would have no impact on the conversion price of the note into common stock of the Company.

Based upon the terms of the convertible note it is management’s belief that both of the convertible instruments of the note are conventional in nature and qualify for equity classification under EITF 00-19, qualify for the scope exception in FAS 133 and do not require bifurcation from the host instrument.

The Company has revised its disclosure in this section to clarify the nature of the conversion features and our evaluation of these features giving consideration to EITF 00-27, EITF 00-19, EITF 98-5 and APB 14.  Please note the proposed 10-Q/A change pages attached hereto as Appendix A.

Changes in Internal Controls over Financial Reporting, page 23

Staff Comment No. 12.

We note your disclosure under this heading, which states "No other changes in the Company's internal control over financial reporting, except remediation of material weaknesses as discussed above, that occurred during the Company's most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting."  Please modify your disclosure to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  In this regard, we do not believe the guidance in 308T(b) of Regulation S-K allows for such qualifying language in the disclosure.

April 15, 2009

Company Response:

The Company has revised its disclosure in this section to clearly state that there were changes in the Company’s internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.  Please note the proposed 10-Q/A change pages attached hereto as Appendix A.

Exhibits 31.1 and 31.2

Staff Comment No. 13.

It appears you inadvertently omitted the amended portion of the introductory language in paragraph 4 of the certification required by Exchange Act Rules 13a-14(a) and 15d-14(a) that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company, as well as paragraph 4(b).  Please note this additional language became effective for your first annual report required to contain management's internal control report and in all periodic reports filed thereafter.  Please refer to Release No. 33-8618 and modify your certification, as necessary, to include the referenced information.

Company Response:

The Company has corrected the inadvertent omission in the certifications for the 10-Q.  Please note the proposed 10-Q/A change pages attached hereto as Appendix A.

Engineering Comments

Form 10-KSB for Fiscal Year Ending September 30, 2008

Form S-1 for Fiscal Year Ending September 30, 2008

General

Staff Comment No. 14.

To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document.  For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

Company Response:

The Company has reviewed the Form S-1 and the Form 10-KSB and made applicable changes where applicable in each document.

Staff Comment No. 15.

We note that your website and some press releases refer to or use the terms such as measured, indicated, and inferred resources.  If you continue to make references on your web site or press

April 15, 2009

releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language or provide a legal disclaimer tab or page:

Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us, or from our website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

Company Response:

The Company has added the disclaimer to its Website at the following locations, under the tab “Legal Disclaimer”: http://www.timberline-resources.com/main.php?page=64 and http://www.timberline-resources.com/main.php?page=68.

Staff Comment No. 16.

We also note your web site contains disclosure about adjacent or other properties on which your company has no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information:

"This web site contains information about adjacent properties on which we have no right to explore or mine.  We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."

Please indicate the location of this disclaimer in your response.

Company Response:

The Company has added the disclaimer to its Website at the following locations, under the tab “Legal Disclaimer”: http://www.timberline-resources.com/main.php?page=64 and http://www.timberline-resources.com/main.php?page=68.

Staff Comment No. 17.

Please disclose the following information for each of your material properties:

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The nature your ownership or interest in the property.

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A description of all interests in your properties, including the terms of all underlying agreements and royalties.

April 15, 2009

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Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

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An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

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Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

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The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

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The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Company Response:

The Company has updated its disclosure in the Form S-1 and Form 10-KSB to disclose the above-referenced information in relation to its sole material property, the Butte Highlands Gold Project.  At this time, the Company does not consider its other exploration properties to be material to the Company and has noted this in the disclosure.  Please note the proposed S-1/A change pages and the proposed 10-KSB/A change pages attached hereto as Appendix A.

Staff Comment No. 18.

Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading.  For any properties identified that are not material, please include a statement to that effect, clarifying your intentions.  For each material property, include the following information:

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The location and means of access to your property, including the modes of transportation utilized to and from the property.

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Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights.

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A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

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A description of any work completed on the property and its present condition.

April 15, 2009

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The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

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A description of equipment, infrastructure, and other facilities.

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The current state of exploration of the property.

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The total costs incurred to date and all planned future costs.

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The source of power and water that can be utilized at the property.

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If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf.

Company Response:

The Company has updated its disclosure in the Form S-1 and Form 10-KSB to disclose the above-referenced information in relation to its sole material property, the Butte Highlands Gold Project.  At this time, the Company does not consider its other exploration properties to be material to the Company and has noted this in the disclosure.  Please note the proposed S-1/A change pages and the proposed 10-KSB/A change pages attached hereto as Appendix A.

Staff Comment No. 19.

Please insert a small-scale map showing the location and access to each of your material properties, as suggested in paragraph (b) (2) to Industry Guide 7.  Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR.  It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet.  For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900.  We believe that maps and drawings having the following features would be beneficial:

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A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

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A graphical bar scale or representations of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered.

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A north arrow.

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An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

April 15, 2009

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A title of the map or drawing, and the date on which it was drawn.

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In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Company Response:

The Company has updated its disclosure in the Form S-1 and Form 10-KSB to disclose the above-referenced information in relation to its sole material property, the Butte Highlands Gold Project.  At this time, the Company does not consider its other exploration properties to be material to the Company and has noted this in the disclosure.  Please note the proposed S-1/A change pages and the proposed 10-KSB/A change pages attached hereto as Appendix A.

Butte Highlands Gold Project, 10-KSB page 14

Staff Comment No. 20.

We note you disclose measured and indicated resource estimates as prepared by Orvana Minerals.  The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents.  Please remove your resource disclosures from your filing.

Company Response:

The Company has removed this disclosure from the Form S-1 and Form 10-KSB.  Please note the proposed S-1/A change pages and the proposed 10-KSB/A change pages attached hereto as Appendix A

The East Camp Douglas Prospect, 10-KSB page 18 & S-1 page 22

Staff Comment No. 21.

We note you refer to select rock chip samples grading up to 4.9 oz/t gold and narrow quartz veins grading up to 3.9 grams per tonne (g/t) gold and 529 g/t silver her and other locations in your filing.  When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

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Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

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Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

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Eliminate all disclosure of the highest or best values/grades of sample sets.  Present a balanced disclosure of the drill and sampling results

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Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

April 15, 2009

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Eliminate statements containing grade and/or sample-width ranges.

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Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

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Generally, use tables to improve readability of sample and drilling data.

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Soil samples may be disclosed as a weighted average value over an area.

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Refrain from reporting single soil sample values.

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Convert all ppb quantities to ppm quantities for disclosure.

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Avoid optimistic descriptive adjectives such as high-grade or ore-grade.  Please revise your disclosures to comply with this guidance.

Company Response:

The Company has removed this disclosure regarding the East Camp Douglas Prospect in the Form S-1 and Form 10-KSB.  At this time, the Company does not consider the East Camp Douglas Project to be material to the Company.  Please note the proposed S-1/A change pages and the proposed 10-KSB/A change pages attached hereto as Appendix A

Staff Comment No. 22.

We note your disclosure of past drilling by Hecla peripheral to the Snowstorm workings, followed by a reference to the Kilgore deposit which refers to mines and other mineral properties that exist in the proximity of your property.  Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these mines and properties.  Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine.  Accordingly, we believe that you should remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

Company Response:

The Company has removed this disclosure in the Form S-1 and Form 10-KSB.  At this time, the Company does not consider the Snowstorm Project or the Spencer Project to be material to the Company.  Please note the proposed S-1/A change pages and the proposed 10-KSB/A change pages attached hereto as Appendix A

April 15, 2009

Mineral Exploration, 10-KSB page 28 & S-1 page 78

Staff Comment No. 23.

We note you describe your exploration activities in this section and it appears you should also expand your disclosure concerning the exploration plans for your properties to address the following points.

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Disclose a brief geological justification for each of the exploration projects written in non-technical language.

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Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

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If there is a phased program planned, briefly outline all phases.

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If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

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Disclose how the exploration program will be funded.

Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Company Response:

The Company has expanded its disclosure regarding the above referenced information in the Form S-1 and Form 10-KSB.  Please note the proposed S-1/A change pages and the proposed 10-KSB/A change pages attached hereto as Appendix A

Closing Comments

The Company affirms the aforementioned statements.

The Company acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

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staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any persons under the federal securities laws of the United States.

April 15, 2009

If you should have any questions regarding these responses, please do not hesitate to contact our legal counsel, Dorsey & Whitney LLP, attention Jason Brenkert at 303-352-1133.

Sincerely,

Timberline Resources, Inc.

/s/ Randal Hardy

Mr. Randal Hardy

Chief Executive Officer